Exhibit 99.2

Airbus, Air France, Safran and Total team up to develop sustainable aviation biofuels in France

Le Bourget, June 20, 2013

At the Paris Air Show 2013, Airbus, Air France, Safran and Total organized the “Joining our Energies – Biofuel Initiative France” flight to illustrate the French industry’s technical capacity to integrate aeronautical biofuels. The four players underline the need to improve research into the development of sustainable biofuels with a view to creating a French biofuel industry.

Today, the air transport sector generates around 2% of global man-made CO² emissions. Manufacturers are fully mobilized to reduce the impact of air transport by all possible means. As the aviation industry has no alternative to liquid fuels of fossil origin, the use of biofuels is essential for drastically reducing CO² emissions.

As an increasing number of initiatives are being implemented in Europe* and worldwide, France has numerous assets for creating an innovative value chain with its world-leading fuel supplier, engine manufacturer, aircraft manufacturer and airline.

To support the emergence of a French biofuel industry all the players and public authorities concerned must join together today towards identifying concrete solutions from the following perspectives:

•	Environmental and social: a positive carbon assessment taking into account land use, non-competition with the food sector, minimum water use and positive social impact,

•	Technical: development of industrial sectors in accordance with locally-available resources, supply, distribution and certification,

•	Economic: development of a model to reduce the additional cost vis-à-vis fossil fuels.

For several years now, Airbus, Air France, Safran and Total have been researching, innovating and reflecting on future aviation fuels at national and international level. They currently propose an innovative industrial approach to guarantee the aeronautical industry a sustainable future.

The demonstration flight between Toulouse and Le Bourget was carried out by Airbus A321 with sharklets and powered by CFM56 engines. This aircraft uses Biojet A-1 Total/Amyris, a biofuel produced from an innovative sugar-processing technology.

*	the European Commission’s “Biofuel Flight Path” initiative targets the production of 2 million tons of biofuel in Europe by 2020.

Airbus : Aude Lebas : +33 (0) 5 61 93 33 87 – aude.lebas@airbus.com

Air France : Nathalie Hedin : +33 (0) 1 41 56 84 15 - nahedin@airfrance.fr

Safran : Catherine Malek : +33 (0) 1 40 60 80 28 catherine.malek@safran.fr

Snecma et CFM : Giulia Lecarrié : +33 (0) 1 69 87 09 29 - giulia.lecarrie@snecma.fr

Total : Florent Segura : +33 (0) 1 47 44 31 38 florent.segura@total.com